NEWS RELEASE

STRATASYS RELEASES FIRST QUARTER 2016 FINANCIAL RESULTS

Company reports $167.9 million in revenue and generates $31.6 million in cash from operations for the first quarter

First quarter non-GAAP net income of $0.6 million, or $0.01 per diluted share; and GAAP net loss of $23.1 million, or ($0.44) per diluted share

Minneapolis & Rehovot, Israel, May 9, 2016 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, announced financial results for the first quarter of 2016.

Q1-2016 Financial Results Summary:

●Revenue for the first quarter of 2016 was $167.9 million.

●GAAP operating loss for the first quarter was $21.1 million, compared to a loss of $220.9 million for the same period last year.

●Non-GAAP operating income was $4.0 million, compared to a loss of $0.8 million for the same period last year.

●GAAP net loss for the first quarter was $23.1 million, or ($0.44) per diluted share, compared to a loss of $216.3 million, or ($4.24) per diluted share, for the same period last year.

●Non-GAAP net income for the first quarter was $0.6 million, or $0.01 per diluted share, compared to non-GAAP net income of $2.0 million, or $0.04 per diluted share, reported for the same period last year.

●The Company generated $31.6 million in cash from operations during the first quarter, and currently holds approximately $280.2 million in cash and cash equivalents and short-term bank deposits.

●The Company invested a net amount of $22.8 million in R&D projects (non-GAAP basis) during the first quarter, representing 13.6% of net sales.

●Non-GAAP EBITDA for the first quarter amounted to $12.6 million.

●The Company sold 5,125 3D printing and additive manufacturing systems during the quarter, and on a pro-forma combined basis, has sold a total of 151,149 systems worldwide as of March 31, 2016.

“Although the overall market environment remains challenging, we made significant progress in improving our operating efficiency during the first quarter, which is demonstrated by the favorable trends we observed in operating expenses and cash generation during the period,” said David Reis, chief executive officer of Stratasys. ”We believe the recent refinements to our operating structure will make us more productive and better position us for future growth.”

Recent Business Highlights:

●Announced the versatile Stratasys J750 3D printer featuring full-color and multi-material capabilities, allowing customers to streamline workflow processes and speed product delivery cycles by eliminating time-consuming painting and assembly processes that are normally required to create true-to-life prototypes.

●Continued operational improvement initiatives, including the planned transition of MakerBot desktop 3D printer production to Jabil, a leading global contract manufacturer.

●Launched the new Thingiverse Developer Program that expands the platform’s functionality by allowing developers to create apps in three different categories: print services, model customization and tools and utilities.

●Announced agreement between Stratasys Direct Manufacturing (SDM) and Somos, a leading stereolithography materials provider, through which both parties will seek to accelerate materials development and provide SDM customers with a wider range of advanced material options.

●Announced agreement with New York-based Jacobs Institute to create new Center of Excellence with the goal of advancing the use of 3D printing for a variety of medical applications.

“As we transform our business, we are focused on investing for the future, which includes developing new technologies and innovative new products. The recent launch of the Stratasys J750, which offers unmatched color and multi-material printing capabilities, is a great example of that commitment,” continued Reis. “We are also excited about additional products we plan to launch in 2016. These products will support our long-term strategy to develop a comprehensive solutions-based business that targets new applications across key vertical markets. While our near-term visibility remains low, we believe our strategy and improved operating structure will position us for future success in our dynamic industry.”

Financial Guidance:

Stratasys provided the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2016:

●Revenue guidance of $700 to $730 million.

●Non-GAAP net income of $9 to $23 million, or $0.17 to $0.43 per diluted share.

●GAAP net loss of $84.0 to $67.0 million, or ($1.60) to ($1.28) per diluted share.

Stratasys provided the following additional information regarding the company’s potential performance and strategic plans for 2016:

●Gross margins to improve modestly to a range of 54% to 55%.

●Operating margins of 3% to 5%.

●Tax expense of $10 to $11 million, which includes the negative impact of the planned accounting treatment for tax valuation allowance.

●Capital expenditures are projected at $60 to $70 million, with approximately $45 million designated for completing the company’s new facility in Israel.

The company believes that it can achieve an improvement in its operating structure in 2016 that will translate into improved operating profit compared to the prior year. Given the expected ongoing negative impact on net income of the planned accounting treatment for valuation of deferred tax assets, the company believes operating profit growth will be the best measure of performance in 2016.

Non-GAAP earnings guidance excludes $59.0 million of projected amortization of intangible assets; $25.0 to $27.0 million of share-based compensation expense; $7.0 million in merger and acquisition related expense; $4.0 to $5.0 million in reorganization and other related costs; and includes $5.0 million in tax expenses related to non-GAAP adjustments.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release. The table provides itemized detail of the non-GAAP financial measures.

Stratasys Ltd. Q1 2016 Conference Call Details

The Company will hold a conference call to discuss its first quarter financial results on Monday, May 9, 2016 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://edge.media-server.com/m/p/rrb6awgj.

To participate by telephone, the domestic dial-in number is (855) 319-2216 and the international dial-in is (503) 343-6033. The access code is 90420507.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,700 employees and 800 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ belief that its comprehensive new strategy will help grow its markets, and the statements regarding its projected future financial performance, including under the heading “Financial Guidance,” are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to continue to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any under estimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, as well as in the 2015 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2015 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	March 31,	December 31,
	2016	2015
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$213,176	$257,592
Short-term bank deposits	67,000	571
Accounts receivable, net	109,132	123,215
Inventories	124,479	123,658
Net investment in sales-type leases	12,833	11,704
Prepaid expenses	7,362	8,469
Other current assets	20,243	21,864

Total current assets	554,225	547,073

Non-current assets
Goodwill	386,559	383,853
Other intangible assets, net	238,431	252,468
Property, plant and equipment, net	200,704	201,934
Net investment in sales-type leases - long term	18,569	17,785
Deferred income taxes and other non-current assets	14,313	11,243

Total non-current assets	858,576	867,283

Total assets	$1,412,801	$1,414,356

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$37,549	$39,021
Accrued expenses and other current liabilities	34,510	31,314
Accrued compensation and related benefits	41,380	34,052
Income taxes payable	11,951	11,395
Obligations in connection with acquisitions	5,058	4,636
Deferred revenues	52,031	52,309

Total current liabilities	182,479	172,727

Non-current liabilities
Obligations in connection with acquisitions - long term	4,658	4,354
Deferred tax liabilities	14,694	16,040
Deferred revenues - long-term	8,463	7,627
Other non-current liabilities	24,571	22,428

Total non-current liabilities	52,386	50,449

Total liabilities	234,865	223,176

Redeemable non-controlling interests	2,281	2,379

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,107 thousands shares and 52,082 thousands shares
issued and outstanding at March 31, 2016 and December 31, 2015, respectively	141	141
Additional paid-in capital	2,611,612	2,605,957
Accumulated deficit	(1,429,847)	(1,406,706)
Accumulated other comprehensive loss	(6,502)	(10,774)
Equity attributable to Stratasys Ltd.	1,175,404	1,188,618
Non-controlling interest	251	183

Total equity	1,175,655	1,188,801

Total liabilities and equity	$1,412,801	$1,414,356

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended March 31,
	2016	2015
	(unaudited)	(unaudited)
Net sales
Products	$118,634	$126,667
Services	49,272	46,064
	167,906	172,731

Cost of sales
Products	56,938	98,371
Services	29,799	28,272
	86,737	126,643

Gross profit	81,169	46,088

Operating expenses
Research and development, net	25,115	27,238
Selling, general and administrative	76,387	102,608
Goodwill impairment	-	150,400
Change in the fair value of obligations in connection with acquisitions	727	(13,256)
	102,229	266,990

Operating loss	(21,060)	(220,902)

Financial income (expenses), net	180	(5,124)

Loss before income taxes	(20,880)	(226,026)

Income taxes	2,291	(9,622)

Net loss	(23,171)	(216,404)

Net loss attributable to non-controlling interest	(30)	(116)

Net loss attributable to Stratasys Ltd.	$(23,141)	$(216,288)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.44)	$(4.24)
Diluted	(0.44)	(4.24)

Weighted average ordinary shares outstanding
Basic	52,098	50,956
Diluted	52,098	50,956

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015

	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$118,634	$-	$118,634	$126,667	$-	$126,667
Services	49,272	-	49,272	46,064	-	46,064
	167,906	-	167,906	172,731	-	172,731

Cost of sales
Products	56,938	(10,836)	46,102	98,371	(45,912)	52,459
Services	29,799	(442)	29,357	28,272	(1,409)	26,863
	86,737	(11,278)	75,459	126,643	(47,321)	79,322

Gross profit	81,169	11,278	92,447	46,088	47,321	93,409

Operating expenses
Research and development, net	25,115	(2,270)	22,845	27,238	(2,817)	24,421
Selling, general and administrative	76,387	(10,738)	65,649	102,608	(32,844)	69,764
Goodwill impairment	-	-	-	150,400	(150,400)	-
Change in the fair value of obligations in connection with acquisitions	727	(727)	-	(13,256)	13,256	-
	102,229	(13,735)	88,494	266,990	(172,805)	94,185

Operating income (loss)	(21,060)	25,013	3,953	(220,902)	220,126	(776)

Financial income (expenses), net	180	-	180	(5,124)	-	(5,124)

Income (loss) before income taxes	(20,880)	25,013	4,133	(226,026)	220,126	(5,900)

Income taxes	2,291	1,276	3,567	(9,622)	1,814	(7,808)

Net income (loss)	(23,171)	23,737	566	(216,404)	218,312	1,908

Net loss attributable to non-controlling interest	(30)	-	(30)	(116)	-	(116)

Net income (loss) attributable to Stratasys Ltd.	$(23,141)	$23,737	$596	$(216,288)	$218,312	$2,024

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.44)		$0.01	$(4.24)		$0.04
Diluted	(0.44)		0.01	(4.24)		0.04

Weighted average ordinary shares outstanding
Basic	52,098		52,098	50,956		50,956
Diluted	52,098		53,143	50,956		52,341

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods. The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the "Reconciliation of Non-GAAP Adjustments" herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended March 31,
	2016	2015
Cost of sales, products
Acquired intangible assets amortization	$(10,414)	$(14,905)
Acquired intangible assets impairment	-	(29,782)
Non-cash stock-based compensation expense	(362)	(1,225)
Reorganization and other related costs	(60)	-
	(10,836)	(45,912)
Cost of sales, services
Non-cash stock-based compensation expense	(361)	(608)
Reorganization and other related costs	280	-
Merger and acquisition related expense	(361)	(801)
	(442)	(1,409)
Research and development, net
Non-cash stock-based compensation expense	(1,359)	(1,868)
Merger and acquisition related expense	(911)	(949)
	(2,270)	(2,817)

Selling, general and administrative
Acquired intangible assets amortization	(3,760)	(6,456)
Non-cash stock-based compensation expense	(3,541)	(6,059)
Merger and acquisition related expense	(2,342)	(6,906)
Reorganization and other related costs	(1,095)	-
Acquired intangible assets impairment	-	(13,423)
	(10,738)	(32,844)

Goodwill impairment	-	(150,400)

Change in the fair value of obligations in connection with acquisitions
Change in the fair value of obligations in connection with acquisitions	(727)	13,256

Income taxes
Corresponding tax effect and other tax adjustments	1,276	1,814

Net income	$23,737	$218,312

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2016

(in millions, except per share data)

GAAP net loss	($84) to ($67)

Adjustments
Stock-based compensation expense	$25 to $ 27
Intangible assets amortization expense	$59
Merger and acquisition related expense	$7
Reorganization and other related costs	$4 to $5
Tax expense related to Non-GAAP adjustments	($5)

Non-GAAP net income	$9 to $23

GAAP loss per share	($1.60) to ($1.28)

Non-GAAP diluted earnings per share	$0.17 to $0.43